Exhibit 99.1

NEWS RELEASE

Retalix 10 Store Suite selected by Target Corp.

NEW YORK— Jan. 12, 2012— Retalix® Ltd. (NASDAQ: RTLX) announced today that Target Corporation (NASDAQ: TGT), a leading US-based retailer with more than $70 billion in annual revenue, has selected the Retalix 10 Store Suite as its next-generation store platform for Target’s new retail operations in Canada.

Shuky Sheffer, chief executive officer of Retalix, said, “I am delighted that Target selected Retalix, and am positive that our innovative solution suite , including our SaaS-based connected payments offering will deliver substantial benefits to Target. Our focus is to provide them with the advanced technology and industry expertise to successfully support their expansion into Canada.”

The Retalix 10 Store Suite is a next-generation store platform from Retalix. Designed as an integrated platform, Retalix 10 unifies and streamlines deployment and management of in-store systems to ensure a consistent and personalized shopping experience.

The unique architecture of Retalix 10 enables high-volume, high complexity retailers to break away from systems that require integration of disparate ‘silos’ and deploy a unified, flexible platform  that accelerates time-to-market and enhances centralized management capabilities. This platform offers a variety of deployment options such as ‘thin store,’ ‘thin POS,’ or any combination, as well as Cloud readiness—which opens up a new world of lean operations and reduced TCO.

For more information on the Retalix 10 Store Suite, visit: http://www.retalix10.com

About Retalix

Retalix is a leading global provider of innovative software and services to high volume, high complexity retailers, including supermarkets, convenience stores, fuel stations, drugstores and department stores. The company’s products and services help its customers to manage and optimize their retail operations, differentiate their brand and build consumer loyalty, while providing retailers with the flexibility and scalability to support ongoing business transformation and growth. Retalix offers solutions for point-of-sale (POS), sales channels and in-store management (including mobile and e-commerce), customer management and marketing, merchandising, and logistics. By leveraging a multitude of deployment options, including Software-As-A-Service (SaaS), Retalix serves a large customer base of approximately 70,000 stores across more than 50 countries worldwide. The Company's headquarters are located in Ra'anana, Israel, and its North America headquarters are located in Plano, Texas. Retalix stock trades on the NASDAQ and the Tel Aviv Stock Exchange.

For more information, visit http://www.retalix.com, the contents of which are not part of this press release.

Follow Retalix on Twitter: @Retalix.

Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws.  For example, the statements regarding the future rollout of deployment of Retalix solutions and the performance goals that Retalix customers are trying to achieve by deploying such solutions all include forward-looking statements.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements.  Such factors include risks relating to Retalix’s anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix’s new platforms, the perception by leading retailers of Retalix’s reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control.  This list is intended to identify only certain of the principal factors that could cause actual results to differ.  Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix’s Annual Report on Form 20-F for the year ended December 31, 2010, for a discussion of these and other important risk factors. Except as required by law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

For media information:	For corporate affairs:
Brad Prizer	Doron Gerassi
Retalix Ltd.	Retalix Ltd.
+1-877-573-7193	+972-9-7766677 Ext. 6275
brad.prizer@retalix.com	Investors@retalix.com